# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marti Technologies, Inc., CIK 0001852767
CUSIP: 573134103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Buyukdere Cd. No: 237, Maslak Sariyer/Istanbul, Turkey (W8), 34485
Date of event which requires filing of this statement: 04/22/2026
Filed by CIK 0001982322
Persons authorized to receive notices and communications: Cankut Durgun, Esra Unluaslan Durgun, Buyukdere Cd. No: 237, Maslak Sariyer/Istanbul, Turkey (W8), 34485, 0 (850) 308 34 19

## Reporting persons
- Cankut Durgun (CIK 0001982322): type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); source of funds: other (OO); sole voting power 0; shared voting power 14,716,803; sole dispositive power 0; shared dispositive power 14,716,803; aggregate amount beneficially owned 14,716,803 (17.1% of the class)
- Esra Unluaslan Durgun: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); source of funds: other (OO); sole voting power 0; shared voting power 14,716,803; sole dispositive power 0; shared dispositive power 14,716,803; aggregate amount beneficially owned 14,716,803 (17.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Marti Technologies, Inc.
Address of issuer's principal executive offices: Buyukdere Cd. No: 237, Maslak Sariyer/Istanbul, Turkey (W8), 34485
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on July 20, 2023, as amended by Amendment No. 1 filed on July 2, 2025 (as amended to date, the "Schedule 13D"), relating to the Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Marti Technologies, Inc., a Cayman Islands exempted company (the "Issuer"). This Amendment No. 2 is being filed jointly by Cankut Durgun and Esra Unluaslan Durgun (each a "Reporting Person" and collectively, the "Reporting Persons"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Cankut Durgun's present principal occupation is President, Chief Operating Officer and Director of the Issuer. Esra Unluaslan Durgun does not currently hold a principal occupation outside of her capacity as a shareholder of the Issuer. All other information in Item 2 of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On April 22, 2026, Esra Unluaslan Durgun contributed 10,800,000 Class A Ordinary Shares (the "Contributed Shares") to Oktem Family Fund LLC, a Cayman Islands limited liability company (the "Oktem Family Fund"), pursuant to the Second Amended and Restated Limited Liability Company Agreement of the Oktem Family Fund (the "2nd A&R LLCA"). The Contributed Shares were contributed in exchange for membership interests in the Oktem Family Fund. The manager of the Oktem Family Fund is New Holland Capital LLC (the "Manager").

Since the filing of Amendment No. 1, Ms. Durgun has also acquired additional Class A Ordinary Shares pursuant to awards granted to Ms. Durgun by the Issuer in consideration for services rendered to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The purpose of filing this Amendment No. 2 is to report the contribution, on April 22, 2026, of the Contributed Shares to the Oktem Family Fund pursuant to the 2nd A&R LLCA.

Pursuant to the terms of the 2nd A&R LLCA, Esra Unluaslan Durgun (the "Durgun Member") shall maintain all beneficial ownership rights to the Contributed Shares held by the Oktem Family Fund (the "Durgun Portfolio Company Shares"), including an irrevocable proxy to control the voting of such shares and the ability to direct the sale of such shares at any time. Upon the occurrence of certain trigger events (including a floor price for the Durgun Portfolio Company Shares) or at any time after October 31, 2028, the Manager may exercise its rights to dispose of the Durgun Portfolio Company Shares in accordance with the 2nd A&R LLCA. The Manager does not otherwise have the ability to exercise voting or investment power with respect to the Durgun Portfolio Company Shares.

The 2nd A&R LLCA also provides that, following the full return of the preferred investment amount to the Manager's affiliate, the Durgun Member shall have the right to require the Oktem Family Fund to distribute all Durgun Portfolio Company Shares then held by the Oktem Family Fund to the Durgun Member in kind in accordance with the 2nd A&R LLCA.

Cankut Durgun is the spouse of Esra Unluaslan Durgun and serves as President, Chief Operating Officer and Director of the Issuer. By virtue of these relationships, Cankut Durgun may be deemed to share beneficial ownership of the Contributed Shares and the Durgun Portfolio Company Shares. Cankut Durgun disclaims beneficial ownership of such securities.

The Reporting Persons may, from time to time, acquire additional Class A Ordinary Shares or dispose of some or all of the Class A Ordinary Shares beneficially owned by them, depending on various factors including market conditions, the business and prospects of the Issuer, and other investment considerations. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, Esra Unluaslan Durgun may be deemed to beneficially own 14,716,803 Class A Ordinary Shares, representing 17.1 % of the Class A Ordinary Shares, based upon 86,042,726 Class A Ordinary Shares outstanding as of February 28, 2026, as reported in the Issuer's most recent filing with the Securities and Exchange Commission. Of these, 10,800,000 shares are held indirectly through the Oktem Family Fund, over which Esra Unluaslan Durgun exercises sole voting and dispositive power pursuant to the irrevocable proxy and direction rights granted under the 2nd A&R LLCA, 3,625,406 shares are held directly, and 291,397 shares underlie restricted stock units that will vest within 60 days of the date hereof.

By virtue of his spousal relationship with Esra Unluaslan Durgun, Cankut Durgun may be deemed to share beneficial ownership of all Class A Ordinary Shares beneficially owned by Esra Unluaslan Durgun. Cankut Durgun disclaims beneficial ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages for each Reporting Person is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: Other than the contribution of the Contributed Shares to the Oktem Family Fund as described in Item 3 above, neither of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons, except as described in Item 4 above with respect to the Manager's limited rights under the 2nd A&R LLCA.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Esra Unluaslan Durgun entered into the 2nd A&R LLCA, which governs the Oktem Family Fund. The description of the 2nd A&R LLCA provided above under Item 4 is incorporated by reference to this Item 6.

The Reporting Persons may have other business or investment relationships with the Manager or its affiliates, including investments in affiliated funds managed by the Manager. These arrangements are separate from and not conditioned upon the transactions described in this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No exhibits are being filed with this Amendment No. 2.

## Signatures
- Cankut Durgun: /s/ Cankut Durgun, Cankut Durgun (04/24/2026)
- Esra Unluaslan Durgun: /s/ Esra Unluaslan Durgun, Esra Unluaslan Durgun (04/24/2026)